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Media Release

March Update: CSLS Exchange Traded Note Linked to the Credit Suisse Long/Short Liquid Index (Net)

New Product Provides Liquid Index Exposure on NYSE Arca

New York, March 16, 2010 The Credit Suisse Long/Short Liquid Index (Net) ETN (NYSE Arca: CSLS) is designed to correlate to the historical performance of the Credit Suisse Tremont Long/Short Equity Hedge Fund Index by tracking the performance of non-hedge fund, transparent market measures.

Ticker: CSLS

CUSIP:  22542D878

ETN Annual Investor Fee: 0.45%

Index Calculation Fee: 0.50%

Inception Date:   February 19, 2010

Shares outstanding: 493,809

Average daily volume: 40,532

High since inception: $20.55

Low since inception: $20.00

More information on the Credit Suisse Long/Short Liquid Index (Net) ETN can be found on: www.credit-suisse.com/notes

The exchange traded approach offers a variety of advantages to investors, including real-time pricing, intraday liquidity and portfolio transparency – advantages previously not associated with alternative investments.  The Credit Suisse Long/Short Liquid Index (Net) ETN does not invest directly in hedge funds and therefore does not have the risks usually associated with hedge funds such as illiquidity, fraud risk or individual manager risk.

This new ETN seeks to replicate the performance of the Long/Short Equity hedge fund sector as represented by the Credit Suisse Long/Short Liquid Index (Net), an index which is calculated intraday and reflects the return of a dynamic basket of eighteen liquid, investable market factors.  These factors are selected and weighted monthly in accordance with an algorithm that aims to track the performance of the Credit Suisse/Tremont Long/Short Equity Hedge Fund Index.

The ETN’s investment performance depends on the investment performance of the underlying Credit

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Suisse Long/Short Liquid Index (Net). There is no guarantee that the ETN or the Credit Suisse Long/Short Liquid Index (Net) will perform the same as the referenced Credit Suisse/Tremont Long/Short Index. The ETN may not suitable for all investors.

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Press Contact

Karen Laureano-Rikardsen, Tel: 212 325 1719, karen.laureano-rikardsen@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 30 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.

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In its Asset Management business, Credit Suisse offers products across a broad spectrum of investment classes, including alternative investments such as private equity, hedge funds, real estate and credit, as well as multi-asset class solutions, which include equities and fixed income products. Credit Suisse’s Asset Management business manages portfolios, mutual funds and other investment vehicles for a broad spectrum of clients ranging from governments, institutions and corporations to private individuals. With offices focused on asset management in 19 countries, Credit Suisse’s Asset Management business is operated as a globally integrated network to deliver the bank’s best investment ideas and capabilities to clients around the world.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the underlying supplement dated September 14, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

Certain information contained in this document constitutes “Forward-Looking Statements” (including observations about markets and industry and regulatory trends as of the original date of this document), which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “target”, “project”, “estimate”, “intend”, “continue” or “believe”, or the negatives thereof or other variations thereon or comparable terminology. Due to various risks and uncertainties beyond our

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control, actual events, results or performance may differ materially from those reflected or contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on such statements. Credit Suisse has no obligation to update any of the forward-looking statements in this document.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. No part of this material may be reproduced or retransmitted in any manner without the prior written permission of Credit Suisse.

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